N E W S R E L E A S E

May 4, 2016

Nevsun Receives Strong Support from Shareholders at 2016 AGM

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (the “Company” or “Nevsun”) is pleased to announce the results of voting at its annual general meeting of shareholders which was held on May 4, 2016, in Vancouver, British Columbia (the “Meeting”).  A total of 75.98% of outstanding shares were voted at the Meeting which showed a high participation of shareholders and evidenced strong support for the election of its nominees as directors and for Nevsun’s approach to executive compensation.

Election of Directors

The six nominees for director listed in Nevsun’s management proxy circular were elected as set out in the following table:

Director	Votes For	%
R. Stuart Angus	138,058,139	98.31
Ian R. Ashby	138,866,574	98.88
Clifford T. Davis	139,382,628	99.25
Robert J. Gayton	133,887,230	95.34
Gary E. German	137,076,508	97.61
Gerard E. Munera	137,232,580	97.72

Say on Pay Advisory Vote

Nevsun’s approach to executive compensation (say on pay) was accepted by a 97.62% majority of the votes cast at the Meeting and shows its shareholders are confident in Nevsun’s approach to executive compensation. The primary objective of the Company’s compensation program, including the executive compensation program, is to attract and retain qualified employees that fit in with the Nevsun corporate culture in order to achieve its corporate objectives and increase shareholder value and to promote greater alignment of interests between its executive officers and shareholders.

Appointment of Auditors

KPMG LLP was appointed as auditors of the Company and the directors of the Company were authorized to fix the remuneration of the auditors by a 98.32% majority of the votes cast.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$300 million in cash, no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com